CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(thousands of Canadian dollars)
	March 31, 2007	December 31, 2006
Assets
Current assets
Cash	$-	$10,006
Accounts receivable and other	306,561	257,131
Fair value of risk management contracts [Note 15]	7,981	17,914
Prepaid expenses and deposits	14,055	12,713
Inventories [Note 4]	40,961	30,512
	369,558	328,276

Deferred charges and other non-current assets [Note 7]	-	25,067
Fair value of risk management contracts [Note 15]	9,614	9,843
Property, plant and equipment [Notes 3 and 5]	4,439,592	4,393,832
Intangible assets [Note 6]	117,350	122,362
Goodwill	864,232	866,178
	$5,800,346	$5,745,558

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities [Note 8]	$286,751	$294,582
Cash distribution payable	49,427	46,397
Current portion of convertible debentures [Note 11]	26,777	-
Fair value deficiency of risk management contracts [Note 15]	30,050	26,764
	393,005	367,743

Bank loan [Note 10]	1,363,222	1,595,663
7 7/8% Senior notes	279,612	291,350
Convertible debentures [Note 11]	766,407	601,511
Fair value deficiency of risk management contracts [Note 15]	3,557	2,885
Asset retirement obligation [Note 9]	207,503	202,480
Employee future benefits [Note 14]	12,223	12,227
Deferred credit	741	794

Unitholders’ equity
Unitholders’ capital [Note 12]	3,227,127	3,046,876
Equity component of convertible debentures	49,164	36,070
Accumulated income	342,391	271,155
Accumulated distributions	(875,339)	(730,069)
Accumulated other comprehensive income [Note 2]	30,733	46,873
	2,774,076	2,670,905
	$5,800,346	$5,745,558
Commitments, contingencies and guarantees [Note 18]
Subsequent events [Note 19]
See accompanying notes to these consolidated financial statements.

Approved by the Board of Directors:

((signed))
Hector J. McFadyen
Director

((signed))
Verne G. Johnson
Director

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

(thousands of Canadian dollars, except per Trust Unit amounts)
	Three months ended	Three months ended
	March 31, 2007	March 31, 2006
Revenue
Petroleum, natural gas, and refined product sales	$1,075,161	$224,275
Royalty expense	(49,649)	(43,115)
Risk management contracts
Realized net losses	(297)	(8,731)
Unrealized net losses	(14,121)	(40,997)
	1,011,094	131,432

Expenses
Purchased products for processing and resale	632,296	-
Operating	121,957	50,094
Transportation and marketing	10,155	1,623
General and administrative [Note 13]	10,104	5,812
Transaction costs	-	11,742
Interest and other financing charges on short term debt, net	3,627	150
Interest and other financing charges on long term debt	40,449	11,757
Depletion, depreciation, amortization and accretion	133,792	85,325
Foreign exchange loss (gain)	(11,260)	908
Large corporations tax and other tax	124	338
Future income tax recovery	-	(2,300)
Non-controlling interest	-	(80)
	941,244	165,369
Net income (loss) for the period	$69,850	$(33,937)

Cumulative Translation Adjustment	(16,140)	-
Comprehensive income (loss) for the period [Note 2]	$53,710	$(33,937)

Net income (loss) per trust unit, basic [Note 12]	$0.55	$(0.41)
Net income (loss) per trust unit, diluted [Note 12]	$0.55	$(0.41)

See accompanying notes to these consolidated financial statements, including Note 16 respecting the segmented reporting of our petroleum and natural gas operations and refining and marketing activities.

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY (UNAUDITED)
(thousands of Canadian dollars)

		Equity			Accumulated
		Component of			Other
	Unitholders’	Convertible	Accumulated	Accumulated	Comprehensive
	Capital	Debentures	Income	Distributions	Income (AOCI)	Total
					(Note 2)
At December 31, 2005	$747,312	$2,639	$135,665	$(261,282)	$-	$624,334
Issued in exchange for assets of Viking	1,638,131	-	-	-	-	1,638,131
Equity component of convertible debenture issuances
10.5% Debentures Due 2008	-	9,301	-	-	-	9,301
6.40% Debentures Due 2012	-	14,822	-	-	-	14,822
Convertible debenture conversions
9% Debentures Due 2009	217	-	-	-	-	217
8% Debentures Due 2009	578	(4)	-	-	-	574
6.5% Debentures Due 2010	2,748	(173)	-	-	-	2,575
10.5% Debentures Due 2008	1,620	(336)	-	-	-	1,284
6.40% Debentures Due 2012	21	(2)	-	-	-	19
Exchangeable share retraction	2,648	-	-	-	-	2,648
Exercise of unit appreciation rights and other	8,840	-	-	-	-	8,840
Issue costs	(437)	-	-	-	-	(437)
Net income (loss)	-	-	(33,937)	-	-	(33,937)
Distributions and distribution reinvestment plan	29,917	-	-	(94,812)	-	(64,895)
At March 31, 2006	$2,431,595	$26,247	$101,728	$(356,094)	$-	$2,203,476

At December 31, 2006, as restated (Note 2)	$3,046,876	$36,070	$271,155	$(730,069)	$46,873	$2,670,905
Adjustment arising from change in accounting policies (Note 2)	(49)	-	1,386	-	-	1,337
Issued for cash
February 1, 2007	143,834	-	-	-	-	143,834
Equity component of convertible debenture issuances
7.25% Debentures Due 2014	-	13,100	-	-	-	13,100
Convertible debenture conversions
9% Debentures Due 2009	101	-	-	-	-	101
8% Debentures Due 2009	173	(2)	-	-	-	171
6.5% Debentures Due 2010	-	-	-	-	-	-
10.5% Debentures Due 2008	-	-	-	-	-	-
6.40% Debentures Due 2012	52	(4)	-	-	-	48
Exercise of unit appreciation rights and other	184	-	-	-	-	184
Issue costs	(7,841)	-	-	-	-	(7,841)
Change in AOCI related to foreign currency translation adjustment	-	-	-	-	(16,140)	(16,140)
Net income	-	-	69,850	-	-	69,850
Distributions and distribution reinvestment plan	43,797	-	-	(145,270)	-	(101,473)
At March 31, 2007	$3,227,127	$49,164	$342,391	$(875,339)	$30,733	$2,774,076

See accompanying Notes to these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(thousands of Canadian dollars)
	Three months ended	Three months ended
	March 31, 2007	March 31, 2006
Cash provided by (used in)
Operating Activities
Net income (loss) for the period	$69,850	$(33,937)
Items not requiring cash
Depletion, depreciation, amortization and accretion	133,792	85,325
Unrealized foreign exchange loss (gain)	(10,736)	914
Non-cash interest expense	1,892	-
Amortization of finance charges	2,481	1,727
Unrealized loss on risk management contracts [Note 15]	14,121	40,997
Future income tax recovery	-	(2,300)
Non-controlling interest	-	(80)
Unit based compensation expense	2,430	3,216
Amortization of office lease premiums and deferred rent expense	3	37
Employee benefit obligation	108	-
Settlement of asset retirement obligations [Note 9]	(2,120)	(1,118)
Change in non-cash working capital [Note 17]	(100,773)	(6,617)
	111,048	88,164

Financing Activities
Issue of Trust Units, net of issue costs	136,016	(68)
Issue of convertible debentures, net of issue costs [Note 11]	220,489	-
Bank borrowings, net [Note 10]	(225,371)	81,536
Financing costs	(273)	(165)
Cash distributions	(98,442)	(45,241)
Change in non-cash working capital [Note 17]	6,202	(13,301)
	38,621	22,761

Investing Activities
Additions to property, plant and equipment	(153,370)	(103,239)
Business acquisitions	(30,264)	-
Property acquisitions	(3,111)	(23,382)
Property dispositions	2,422	-
Change in non-cash working capital [Note 17]	24,003	15,696
	(160,320)	(110,925)

Change in cash and cash equivalents	(10,651)	-

Effect of exchange rate changes on cash	645	-

Cash and cash equivalents, beginning of period	10,006	-

Cash and cash equivalents, end of period	$-	$-

Interest paid	$15,843	$2,572
Large corporation tax and other tax paid	$124	$606

See accompanying notes to these consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended March 31, 2007
(tabular amounts in thousands of Canadian dollars, except Trust Unit, and per Trust Unit amounts)

1.     Significant Accounting Policies

These interim consolidated financial statements of Harvest Energy Trust (the "Trust" or "Harvest") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. Except as noted below, these interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of Harvest for the year ended December 31, 2006 and should be read in conjunction with that report.

These consolidated financial statements include the accounts of the Trust, its wholly owned subsidiaries and its proportionate interest in a partnership with a third party.

2.     Changes in Accounting Policies

Financial Instruments and Comprehensive Income

Effective January 1, 2007, Harvest adopted three new and revised Canadian accounting standards as issued by the Canadian Institute of Chartered Accountants respecting "Financial Instruments – Recognition and Measurement", "Financial Instruments – Presentation and Disclosure" and "Comprehensive Income".

Financial Instruments

The revised standard on Financial Instruments provides new guidance on how to recognize and measure financial instruments. It requires all financial instruments to be recorded at fair value when initially recognized. Subsequent measurement is either at fair value or amortized cost, depending on the classification of the financial instrument. Financial assets and liabilities that are held-for-trading are measured at fair value with changes in those fair values recognized in net income. Available-for-sale financial assets are measured at fair value with unrealized gains/losses recognized in other comprehensive income. Held-to-maturity, loans and receivables and other liabilities are all measured at amortized cost with any related expenses or income recognized in net income. Price risk management contracts are classified as held-for-trading and are measured at fair value at initial recognition and at subsequent measurement dates. Any derivatives embedded in other financial or non-financial contracts that were entered into on or after January 1, 2001 must also be measured at fair value and recorded in the financial statements if the embedded derivative is not closely related to the host contract. Fair value of financial instruments is based on market prices where available, otherwise it is calculated as the net present value of expected future cash flows. For those items measured at amortized cost, interest expense is calculated using an effective interest rate that accretes any discount or premium over the live of the instrument so that the carrying value equals the face value at maturity.

Harvest does not have any financial assets classified as available-for-sale or held-to-maturity. The only items on Harvest’s balance sheet that are classified as held-for-trading and subsequently measured at fair value are cash and our price risk management contracts, the remainder of the financial instruments are measured at amortized cost. As well, there are no significant embedded derivatives that need to be recorded in the financial statements.

Transaction costs relating to financial instruments classified as held for trading are expensed in net income in the period that they are incurred. Harvest has elected to add all other transaction costs that are directly attributable to the acquisition or issue of a financial asset or liability to the amount of the financial asset or liability that is recorded on initial recognition.

The transitional provisions of the Financial Instruments standard require retrospective adoption without restatement of these standards; therefore, our prior period financial statements have not been restated. The provisions also require all financial instruments to be remeasured using the criteria of the new standard and any change in the previous carrying amount is to be recognized as an adjustment to retained earnings on January 1, 2007. As our price risk management contracts were already measured at fair value, the most significant change for Harvest was reclassifying the deferred charges relating to our senior notes and convertible debentures and netting these amounts against the respective liability. These charges are then amortized to income using an effective interest rate. The effect of applying this new standard on January 1, 2007 was to reduce the carrying value of the following amounts as indicated with an offsetting reduction to deferred charges:

Deferred charges	$(25,067)
7 7/8% Senior notes	(9,522)
Convertible debentures	(16,882)
Unitholders’ capital	(49)
Accumulated income	1,386

See Note 15 for the additional presentation and disclosure requirements for Financial Instruments.

Other Comprehensive Income

The new standards introduce the concept of comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in Unitholders’ equity during a period arising from transactions and other events with non-owner sources. The transitional provisions of this section require that the comparative statements are restated to reflect the application of this standard only on certain items.

For Harvest, the only such item is the unrealized foreign currency translation gains or losses arising from our refining and marketing operations, which is considered a self-sustaining operation with a U.S. dollar functional currency. As the cumulative translation adjustment was presented as a separate component of Unitholders’ equity already, this restatement simply required the cumulative translation adjustment to be reclassified to accumulated other comprehensive income on the balance sheet and statement of Unitholders’ equity.

Future Accounting Changes

New accounting standards were issued on December 1, 2006 that effective January 1, 2008 require increased disclosure on financial instruments, particularly with regard to the nature and extent of risks arising from financial instruments and how the entity manages those risks. New capital disclosures are also required effective January 1, 2008 on an entity’s objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any externally imposed capital requirements; and if it has not complied, the consequences of such non-compliance.

3.     Business Acquisition

On March 1, 2007, Harvest acquired all of the issued and outstanding shares of a private petroleum and natural gas corporation for $30.3 million net of working capital adjustments and transaction costs. The results of operations of this acquisition have been included in the consolidated financial statements since its acquisition on March 1, 2007. An officer of Harvest was a director of this private corporation and received proceeds that are considered to be insignificant to both the officer and Harvest.

4.     Inventories

	March 31, 2007	December 31, 2006
Petroleum products	$30,000	$19,513
Parts and supplies	10,961	10,999
Total inventories, net	$40,961	$30,512

For the periods ended March 31, 2007 and December 31, 2006, inventory included valuation adjustments to the lower of cost or market of $0.6 million and $0.3 million, respectively, and these adjustments were included in "purchased products for resale and processing".

5.     Property, Plant and Equipment

		March 31, 2007		December 31, 2006
	Petroleum and	Refining and
	natural gas	marketing	Total	Total
Cost	$3,981,413	$1,306,618	$5,288,031	$5,115,032
Accumulated depletion and
depreciation	(816,497)	(31,942)	(848,439)	(721,200)
Net book value	$3,164,916	$1,274,676	$4,439,592	$4,393,832

General and administrative costs of $2.7 million (2006 – $3.9 million) have been capitalized during the period ended March 31, 2007, of which $0.5 million (2006 - $2.1 million) relate to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan.

6.     Intangible Assets

		March 31, 2007		December 31, 2006
	Cost	Accumulated	Net Book value	Net Book value
		Amortization
Engineering drawings	$102,759	$2,355	$100,404	$102,641
Marketing contracts	7,147	397	6,750	7,109
Customer lists	4,327	199	4,128	4,276
Fair value of office lease	931	260	671	726
Financing costs	12,113	6,716	5,397	7,610
Total	$127,277	$9,927	$117,350	$122,362

7.     Other Non-Current Assets

	March 31, 2007	December 31, 2006
Deferred charges, net of amortization	$-	$23,659
Discount on senior notes, net of amortization	-	1,408
Total	$-	$25,067

8.     Accounts Payable and Accrued Liabilities

	March 31, 2007	December 31, 2006
Trade accounts payable	$88,824	$111,837
Accrued interest	20,677	14,367
Trust Unit Incentive Plan and Unit Award
Incentive Plan [Note 13]	9,126	6,442
Other accrued liabilities	168,124	161,936
Total	$286,751	$294,582

9.     Asset Retirement Obligation

Harvest’s asset retirement obligations result from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. Harvest estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $684 million which will be incurred between 2007 and 2055. The majority of the costs will be incurred between 2025 and 2035. A credit-adjusted risk-free discount rate of 10% was used to calculate the fair value of the asset retirement obligations set-up before September 30, 2005. Upward revisions and new obligations after this date are discounted using a revised credit adjusted risk-free discount rate of 8%.

A reconciliation of the asset retirement obligations is provided below:

	March 31, 2007	December 31, 2006

Balance, beginning of period	$202,480	$110,693
Incurred on acquisition of a private corporation	1,629	-
Incurred on acquisition of Viking	-	60,493
Incurred on acquisition of Birchill	-	1,219
Liabilities incurred	1,068	2,763
Revision of estimates	-	20,544
Liabilities settled	(2,120)	(9,186)
Accretion expense	4,446	15,954
Balance, end of period	$207,503	$202,480

Harvest has gross asset retirement obligations of approximately $14.7 million relating to the refining and marketing assets that is expected to be settled after 2081. Due to the long time period prior to settlement, the discounted value today is immaterial.

10.   Bank Loan

On February 1, 2007, Harvest fully repaid the remaining $289.7 million outstanding on the Senior Secured Bridge Facility.

At March 31, 2007, Harvest had $1,363.2 million drawn under its Three Year Extendible Revolving Credit Facility, of which $755.9 million is payable in U.S. dollars.

Subsequent to the end of the first quarter, we requested an extension of the maturity date from March 2009 to April 2010 for our $1.4 billion Three Year Extendible Revolving Credit Facility and sought to increase the facility from $1.4 billion to $1.6 billion. We have now upsized our facility to $1.6 billion and extended the maturity date to April 2010 on $1,535 million of the facility with one lender representing $65 million retaining the March 2009 maturity date.

11.   Convertible Debentures

Harvest has seven series of convertible unsecured subordinated debentures outstanding the details of which have been outlined in Harvest’s Consolidated Financial Statements for the year ended December 31, 2006.

The following is a summary of the seven series of convertible debentures.

Conversion
	price / Trust			Second redemption
Series	Unit	Maturity	First redemption period	period
9% Debenture Due 2009	$ 13.85	May 31, 2009	Jun. 1/07-May 31/08	Jun. 1/08-May. 30/09
8% Debenture Due 2009	$ 16.07	Sept. 30, 2009	Oct. 1/07-Sept. 30/08	Oct. 1/08-Sept. 29/09
6.5% Debenture Due 2010	$ 31.00	Dec. 31, 2010	Jan. 1/09-Dec. 31/09	Jan. 1/10-Dec. 30/10
10.5% Debenture Due 2008	$ 29.00	Jan. 31, 2008	Feb. 1/06-Jan. 31/07	Feb. 1/07-Jan. 30/08
6.40% Debenture Due 2012(1)	$ 46.00	Oct. 31, 2012	Nov. 1/08-Oct. 31/09	Nov. 1/09-Oct. 31/10
7.25% Debenture Due 2013(1)	$ 32.20	Sept. 30, 2013	Oct. 1/09-Sept. 30/10	Oct. 1/10-Sept. 30/11
7.25% Debenture Due 2014(1)	$ 27.25	Feb. 28, 2014	Mar. 1/10-Feb. 28/11	Mar. 1/11-Feb. 29/12

(1) These series of convertible debentures may also be redeemed by Harvest at a price of $1,000 per debenture after the second redemption period until maturity.

The following table summarizes the face value, carrying amount and fair value of the convertible debentures:

	March 31, 2007			December 31, 2006
		Carrying			Carrying	Fair Value
	Face Value	Amount(1)	Fair Value	Face	Amount(1)
				Value
9%Debentures Due2009	$1,122	$1,098	$2,244	$1,226	$1,226	$2,280
8% Debentures Due 2009	2,060	2,001	3,399	2,239	2,229	3,731
6.5% Debentures Due 2010	37,929	34,943	39,370	37,929	35,988	37,925
10.5% Debentures Due 2008	26,621	26,777	27,555	26,621	26,824	28,085
6.40% Debentures Due 2012	174,693	167,592	164,561	174,743	167,401	159,485
7.25% Debentures Due 2013	379,500	353,013	382,157	379,500	367,843	375,705
7.25% Debentures Due 2014	230,000	207,760	247,480	-	-	-
	$851,925	$793,184	$866,766	$622,258	$601,511	$607,211

(1) Excluding the equity component.

12.   Unitholders’ Capital

(a)    Authorized

The authorized capital consists of an unlimited number of Ordinary Trust Units, Special Trust Units and Special Voting Units. There are no Special Trust Units or Special Voting Units outstanding at March 31, 2007; therefore, unless otherwise noted, all references to Trust Units are deemed to be references to Ordinary Trust Units.

(b)    Number of Units Issued

	Three months ended	Three months ended
	March 31, 2007	March 31, 2006
Outstanding, beginning of period	122,096,172	52,982,567
Issued in exchange for assets of Viking	-	46,040,788
Issued for cash
February 1, 2007	6,146,750	-
Convertible debenture conversions
9% Debentures Due 2009	7,508	15,666
8% Debentures Due 2009	11,137	35,901
6.5% Debentures Due 2010	-	88,219
10.5% Debentures Due 2008	-	43,720
6.40% Debentures Due 2012	1,086	434
Exchangeable share retraction	-	184,809
Distribution reinvestment plan issuance	1,802,681	905,610
Exercise of unit appreciation rights and other	6,959	248,815
Outstanding, end of period	130,072,293	100,546,529

(c)    Per Trust Unit Information

The following tables summarize the net income and Trust Units used in calculating net income (loss) per Trust Unit:

Net income adjustments	March 31, 2007	March 31, 2006
Net income (loss), basic	$69,850	$(33,937)
Non-controlling interest	-	(80)
Interest on convertible debentures	77	-
Net income (loss), diluted(1)	$69,927	$(34,017)
Weighted average Trust Units adjustments	March 31, 2007	March 31, 2006
Number of Units
Weighted average Trust Units outstanding, basic	126,987,698	82,309,176
Effect of convertible debentures	220,870	-
Effect of exchangeable shares	-	100,847
Effect of Employee Unit Incentive Plans	253,032	-
Weighted average Trust Units outstanding, diluted(2)	127,461,600	82,410,023

(1)    Net income, diluted excludes the impact of the conversions of certain of the convertible debentures of $15,017,000 for the three months ended March 31, 2007 (three months ended March 31, 2006 - $3,115,000), as the impact would be anti-dilutive.

(2)   Weighted average Trust Units outstanding, diluted for the three months ended March 31, 2007 does not include the unit impact of 23,258,373 for certain of the convertible debentures (three months ended March 31, 2006 - 1,175,000 ), as the impact would be anti-dilutive. The impact of the Trust Unit incentive plans of nil (three months ended March 31, 2006 – 462,096) has also been excluded as the impact would be anti-dilutive.

13.   Employee Unit Incentive Plans

Trust Unit Rights Incentive Plan

As at March 31, 2007, a total of 3,764,875 (3,788,125 – December 31, 2006) Unit Appreciation Rights were outstanding under the Trust Unit Rights Incentive Plan at an average exercise price of $28.04 ($29.14 – December 31, 2006).

The following summarizes the Trust Units reserved for issuance under the Trust Unit Rights Incentive Plan:

	Three months ended March 31, 2007		Year ended December 31, 2006
	Unit	Weighted	Unit	Weighted
	Appreciation	Average Exercise	Appreciation	Average Exercise
	Rights	Price	Rights	Price
Outstanding beginning of period	3,788,125	$30.81	1,305,143	$19.72
Granted	138,000	26.36	3,924,300	31.92
Exercised	(22,650)	22.40	(1,039,018)	18.58
Forfeited	(138,600)	30.85	(402,300)	37.25
Outstanding before exercise price reductions	3,764,875	30.71	3,788,125	30.81
Exercise price reductions	-	(2.67)	-	(1.67)
Outstanding, end of period	3,764,875	$28.04	3,788,125	$29.14
Exercisable before exercise price reductions	520,850	$31.25	266,125	$24.18
Exercise price reductions	-	(5.11)	-	(5.37)
Exercisable, end of period	520,850	$26.14	266,125	$18.81

The following table summarizes information about Unit Appreciation Rights outstanding at March 31, 2007.

			Outstanding		Exercisable
			Weighted
			Average			Weighted Average
Exercise Price	Exercise Price		Exercise Price	Remaining		Exercise Price net
before price	net of price	At March	net of price	Contractual	At March	of price
reductions	reductions	31, 2007	reductions(1)	Life (1)	31, 2007	reductions(1)
$12.19-$13.15	$3.66-$4.99	7,200	$4.58	1.7	7,200	$4.58
$13.35-$14.99	$5.38-$7.92	51,500	7.79	2.3	51,500	7.79
$18.90-$25.10	$11.91-$24.26	152,375	18.66	3.3	127,675	17.72
$26.17-$27.37	$24.71-$26.99	1,744,400	24.82	4.7	-	-
$29.21-$37.56	$23.79-$34.58	1,809,400	32.60	4.0	334,475	32.65
$12.19-$37.56	$3.66-$34.58	3,764,875	$28.04	4.3	520,850	$26.14

(1) Based on weighted average Unit appreciation rights outstanding.

Unit Award Incentive Plan

At March 31, 2007, 309,337 Units were outstanding under the Unit Award Incentive Plan.

The following table summarized the Trust Units reserved for issuance under the Unit Award Incentive Plan.

	Three months ended	Year ended
	March 31, 2007	December 31, 2006
Outstanding, beginning of period	306,699	35,365
Granted	15,462	320,905
Adjusted for distributions	12,109	27,879
Exercised	(16,258)	(41,530)
Forfeitures	(8,675)	(35,920)
Outstanding, end of period	309,337	306,699

Harvest has recognized $2.9 million as compensation expense for the three months ended March 31, 2007 ($8.4 million – three months ended March 31, 2006), including non cash compensation expense of $2.4 million for the three months ended March 31, 2007 ($3.2 million – three months ended March 31, 2006), related to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan and this is reflected in general and administrative expense in the consolidated statements of income.

14.   Employee Future Benefit Plans

Defined Contribution Pension Plan

Total expense for the defined contribution plan is equal to Harvest’s required contributions and was $0.2 million for the three months ended March 31, 2007.

Defined Benefit Plans

The measurement of the accrued benefit obligation and annual expense for the defined benefit plans requires actuarial calculations and several assumptions. These assumptions, set annually on December 31, are as follows;

	March 31, 2007		December 31, 2006
		Other		Other
	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans

Discount rate	5.0%	5.0%	5.0%	5.0%
Expected long-term rate of return on plan assets	7.0%	-	7.0%	-
Rate of compensation increase	3.5%	-	3.5%	-
Employee contribution of pensionable income	6.0%	-	6.0%	-
Annual rate of increase in covered health care benefits	-	11%	-	12%
Expected average remaining service lifetime (years)	11.7	10.8	11.7	11.1

The assets of the defined benefit plan are invested and maintain the following asset mix:

	March 31, 2007	December 31, 2006
Bonds/fixed income securities	32%	32%
Equity securities	68%	68%

The expected long-term rates of return are estimated based on many factors, including the expected forecast for inflation, risk premiums for each class of asset, and current and future financial market conditions.

The defined benefit pension plans were subject to an actuarial valuation on December 31, 2005 and the next valuation report is due no later than December 31, 2008. The post-retirement health care benefits plan was last subject to an actuarial valuation on December 31, 2006.

	Three Months ended		Year ended
	March 31, 2007		December 31, 2006
	Pension	Other Benefit	Pension	Other Benefit
	Plans	Plans	Plans	Plans

Employee benefit obligation, beginning of period	$43,101	$6,027	$38,754	$5,315
Current service costs	761	92	648	88
Interest	593	79	546	74
Actuarial losses	408	12	3,422	601
Plan amendment	-	-	-	-
Benefits paid	(154)	(50)	(269)	(51)
Impact of foreign exchange on translation	-	-	-	-
Employee benefit obligation, end of period	44,709	6,160	43,101	6,027

Fair value of plan assets, beginning of period	36,576	-	31,878	-
Expected return on plan assets	666	-	3,181	-
Employer contributions	825	50	1,306	51
Employee contributions	408	-	480	-
Benefits paid	(154)	(50)	(269)	(51)
Impact of foreign exchange on translation	-	-	-	-
Fair value of plan assets, end of period	38,321	-	36,576	-
Funded status	(6,388)	(6,160)	(6,525)	(6,027)
Unamortized balances:
Net actuarial losses	325	-	325	-
Past services	-	-	-	-
Carrying amount	$(6,063)	$(6,160)	$(6,200)	$(6,027)

		March 31, 2007	December 31, 2006
Summary:
Pension plans		$6,063		$6,200
Other benefit plans		6,160		6,027
Carrying amount		$12,223		$12,227

Estimated pension and other benefit payments to plan participants, which reflect expected future service, expected to be paid from 2007 to 2016 are summarized in the commitment table [see Note 18].

The table below shows the components of the net benefit plan expense:

	Three Months ended March 31, 2007		Year ended March 31, 2006
	Pension Plans	Other Benefit	Pension Plans	Other Benefit Plans
		Plans
Current service cost	$761	$92	$-	$-
Interest costs	593	79	-	-
Expected return on assets	(666)	-	-	-
Amortization of net actuarial losses	-	-	-	-
Amortization of past services	-	-	-	-
Net benefit plan expense	$688	$171	$-	$-

A 1% change in the expected health care cost trend rate would have the following annual impacts as at December 31, 2006:

	1% Increase	1% Decrease
Impact on post-retirement benefit expense	$2	$(2)
Impact on projected benefit obligation	16	(22)

15.   Financial Instruments and risk management contracts

Financial instruments of Harvest consist of accounts receivable, long-term receivables, accounts payable and accrued liabilities, cash distribution payable, bank loan, risk management contracts, convertible debentures and senior notes. The carrying value and fair value of these financial instruments is disclosed below by financial instrument category, as well as any related gains/(losses) and interest income or expense:

	Carrying	Fair Value	Gains/	Interest	Other Income/
Financial Instrument	Value		(Losses)	Income/	(Expense)
(in $000’s)				(Expense)

Loans and Receivables
Accounts receivable	302,506	302,506	-	-	-
Lease payments receivable	4,055(1)	4,055	-	57(2)	-
Liabilites Held for Trading
Net fair value of risk management contracts	16,012(3)	16,012	(14,418)(4)	-	-
Other Liabilities
Accounts payable	286,751	286,751	-	-	-
Cash distributions payable	49,427	49,427	-	-	-
Bank Loan	1,363,222	1,363,222	-	(20,423)(5)	(2,481)(5)
7 7/8% Senior Notes	279,612(7)	276,743	-	(6,145)(6)	-
Convertible
Debentures	793,184	866,766	-	(15,094)(6)	-

(1)     Included in accounts receivable on the balance sheet.

(2)     Included in interest and other financing charges on short term/long term debt in the statement of income and comprehensive income.

(3)     Included in the balance sheet as follows: Fair value of risk management contracts (current assets) $7,981, fair value of risk management contracts $9,614, fair value deficiency of risk management contracts (current liabilities) $30,050 and fair value deficiency of risk management contracts $3,557.

(4)     Included in risk management contracts - realized and unrealized gains/(losses) in the statement of income and comprehensive income.

(5)     Included in interest and other financing charges on short term/long term debt in the statement of income and comprehensive income. The amortization of financing fees related to this liability is included in Amortization of deferred finance charges in the statement of cash flows.

(6)     Included in Interest and other financing charges on short term/long term debt in the statement of income and comprehensive income. The non-cash interest expense relating to the accretion of premiums, discounts or transaction costs that are netted against these liabilities are included in non-cash interest in the statement of cash flows.

(7)     The face value of the 77/8%Senior Notes at March 31, 2007 $288.7 million (U.S. $250 million).

The fair value of the lease payments receivable is the present value of expected future cash flows. The fair values of the convertible debentures and the 7 7/8% Senior Notes are based on quoted market prices as at March 31, 2007. The risk management contracts are recorded on the balance sheet at their fair value, accordingly, there is no difference between fair value and carrying value. The bank loan is recorded at amortized cost, but there are no transaction costs associated with this and the financing costs are included in intangible assets; therefore, there is no difference between the carrying value and the fair value. Due to the short term nature of cash, accounts receivable, accounts payable and cash distributions payable, their carrying values approximate their fair values.

The Amended and Restated Credit Agreement entered into on October 19, 2006 is secured by a $2.5 billion first floating charge over all of the assets of Harvest’s operating subsidiaries plus a first mortgage security interest on the refinery assets of the North Atlantic.

(a)     Risk Exposure

Harvest is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable and counterparties to price risk management contracts and to liquidity risk relating to our debt.

(i.)     Credit Risk

Petroleum and Natural Gas accounts receivable

Accounts receivable in our petroleum and natural gas operations are due from crude oil and natural gas purchasers as well as joint venture partners. These balances are due from companies in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest. Harvest periodically assesses the financial strength of its crude oil and natural gas purchasers and will adjust its marketing plan to mitigate credit risks. This assessment involves a review of external credit ratings; however, if external ratings are not available, we try to obtain a guarantee from the parent company. If this is not possible, we perform our own internal credit review based on the purchasers past financial performance. The credit risk associated with our joint venture partners is mitigated by reviewing the credit history of partners and requiring some partners to provide cash upfront in the form of cash calls for significant capital projects. As well, most agreements have a set off provision that enables us to use the proceeds form the sale of production that would otherwise be taken in kind by the partner to set off amounts owing from the partner that are in default. Historically, the only instances of impairment or potential impairment have been when a purchaser or partner has gone bankrupt.

Risk Management Contract Counterparties

Harvest is also exposed to credit risk from the counterparties to our risk management contracts. This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties and by dealing with investment grade financial institutions. We have no history of impairment with these counterparties and therefore no impairment is recorded at March 31, 2007 or 2006.

Supply and Offtake Agreement Accounts Receivable (Vitol)

The Supply and Offtake Agreement entered into in conjunction with the purchase of the refinery exposed Harvest to the credit risk of Vitol Refining S.A. as all feedstock purchases and substantially all products sales are made with Vitol Refining S.A. Harvest mitigates this risk by requiring that Vitol Refining S.A. maintain a minimum B+ credit rating as assessed by Standard and Poors. If the credit rating falls below this line additional security is required to be supplied to Harvest.

Other Accounts Receivable

Harvest does not have any significant exposure to any individual customer in its refining and marketing operations and its policy is to manage its credit risk by dealing with only financially sound customers. Credit is extended based on an evaluation of the customer’s financial condition. The carrying amount of accounts receivable reflects management’s assessment of the associated credit risks.

Harvest is also exposed to credit risk from customers due to the lease payments receivable relating to our net investment in vehicle and equipment leases. As some of the counterparties to these leases are employees or distributors, any over due amounts can be deducted from wages or commissions and therefore, the credit risk is low.

(ii.)     Liquidity Risk

Harvest is exposed to liquidity risk mainly due to our outstanding bank balances and 7 7/8% Senior Notes with repayment requirements. This risk is managed by managing the maturity dates on our obligations and complying with the covenants.

(iii.)     Market Risk

Harvest is exposed to three types of market risks: interest rate risk, foreign currency rate risk and commodity price risk.

Interest rate risk

Harvest is exposed to interest rate risk on its bank loans as interest rates are determined in relation to floating market rates. Harvest’s convertible debentures and 7 7/8% Senior Notes have fixed interest rates and therefore do not create an interest rate risk. Harvest manages its exposure to interest rate risk by maintaining its debt in a combination of floating rate debt denominated in Canadian dollars and bearing interest relative to the Canadian interest rate benchmark, floating rate debt denominated in U.S. dollars and bearing interest relative to the U.S. interest benchmark rate and fixed rate debt denominated in U.S. dollars.

In addition, Harvest manages its interest rate by targeting appropriate levels of debt relative to its expected cash flow from operations.

Foreign currency exchange rate risk

Harvest is exposed to the risk of changes in the Canadian/U.S. dollar exchange rate on its U.S. dollar denominated revenues and in respect of its refinery crude oil purchases. In addition, Harvest’s 7 7/8% Senior Notes are denominated in U.S. dollars (U.S.$250 million) and a portion of our credit facility is drawn in U.S. dollars. Interest is payable semi-annually in U.S. dollars on the notes; therefore, any interest payable at the balance sheet date is also subject to currency exchange rate risk. Harvest manages these exchange rate risks by occasionally entering into fixed rate currency exchange contracts on future U.S. dollar payments and U.S. dollar sales. As well, the U.S. dollar denominated debt acts as an economic hedge to help offset the impact of exchange rate movements on commodity sales during the year and the exposure on Harvest’s net investment in North Atlantic as the functional currency of the refinery is U.S. dollars.

Commodity Price Risk

Harvest uses price risk management contracts for a portion of its crude oil and natural gas sales to manage its commodity price exposure and power costs. These contracts are recorded on the balance sheet at their fair value as of the balance sheet date, with changes from the prior period’s fair value recorded in net income for the period. These fair values are generally determined as the difference between the stated fixed price of the contract and some expected future price of the underlying asset. Variances in expected future prices expose us to commodity price risk as they will change the gain or loss that we ultimately realize on these contracts. This risk is mitigated by continuously monitoring the effectiveness of these contracts and other risk management actions.

(b)     Fair Values

The risk management contracts are presented at fair value on the balance sheet. The following is a summary of Harvest’s risk management contracts outstanding, along with their fair value at March 31, 2007:

Quantity	Type of Contract	Term	Reference	Fair value

1,000 bbl/d	Differential swap – Wainwright	April 2007	27.70%	$34

5,000 bbl/d	Participating swap	April – December 2007	U.S.$65.00(a)	3,070

35 MWH	Electricity price swap contracts	April – December 2007	Cdn $56.69	4,877
Total current portion of fair value				$7,981

5,000 bbl/d	Participating swap	January – December 2008	U.S.$65.00(b)	$1,601

35 MWH	Electricity price swap contracts	January – December 2008	Cdn $56.69	8,013
Total long-term portion of fair value				$9,614

5,000 bbl/d	Participating swap	April – June 2007	U.S.$49.03(c)	$(2,356)
10,000 bbl/d	Participating swap	April – December 2007	U.S.$55.00(b)	(13,134)
5,000 bbl/d	Participating swap	April – December 2007	U.S.$60.00(d)	(1,427)

5,000 bbl/d	Indexed put contract – bought put	April – December 2007	U.S.$50.00(e)	400
2,500 bbl/d	Indexed put contract – sold call	April – December 2007	U.S.$50.00(e)	(14,778)
2,500 bbl/d	Indexed put contract – bought call	April – December 2007	U.S.$60.00(e)	7,923
2,500 bbl/d	Indexed put contract – sold call	April – December 2007	U.S.$70.00(e)	(3,105)
2,500 bbl/d	Indexed put contract – bought call	April – December 2007	U.S.$83.00(e)	738

200 GJ/d	Fixed price – natural gas contract	April – December 2007	Cdn.$4.13(g)	(196)
76 GJ/d	Fixed price – natural gas contract	April – December 2007	Cdn.$2.16-2.22(g)	(119)

			Cdn$5.00-
10,000 GJ/d	Natural gas 3-way costless collar	April 2007 – March 2008	$10.30(7.00)(h)	(563)
			Cdn$5.00-
20,000 GJ/d	Natural gas 3-way costless collar	April 2007 – March 2008	$10.25(7.00) (i)	(1,147)

$416,700/mnth	U.S./Cdn dollar exchange rate swap	April – December 2007	1.14 Cdn/U.S.	(38)
$4,167,000/mnth	U.S./Cdn dollar exchange rate swap	April - December 2007	1.1189 Cdn/U.S.	(1,315)
$4,167,000/mnth	U.S./Cdn dollar exchange rate swap	April – December 2007	1.1249 Cdn/U.S.	(933)
Total current portion of fair value deficiency				$(30,050)
5,000 bbl/d	Participating swap	January – December 2008	U.S.$55.00(f)	$(1,492)

200 GJ/d	Fixed price – natural gas contract	January – December 2008	Cdn. $4.67(g)	(261)
76 GJ/d	Fixed price – natural gas contract	January – October 2008	Cdn. $2.22(g)	(143)

$8,333,000/mnth	Foreign currency swap	January – June 2008	1.1099 Cdn/U.S.	(1,661)
Total long-term portion of fair value deficiency				$(3,557)

(a)     This price is a floor. Harvest realizes this price plus 79% of the difference between spot price and this price.

(b)     This price is a floor. Harvest realizes this price plus 67% of the difference between spot price and this price.

(c)     This price is a floor. Harvest realizes this price plus 75% of the difference between spot price and this price.

(d)     This price is a floor. Harvest realizes this price plus 77% of the difference between spot price and this price.

(e)     Each group of puts and calls reflect an "indexed put option". These series of puts and calls serve to fix a floor price while retaining upward price exposure on a portion of price movements above the floor price.

(f)     This price is a floor. Harvest realizes this price plus 80% of the difference between spot price and this price

(g)    This contract contains an annual escalation factor such that the fixed price is adjusted each year.

(h)    If the market price is below $5.00, price received is market price plus $2.00; if the market price is between $5.00 and $7.00, the price received is $7.00; if the market price is between $7.00 and $10.30, the price received is market price; if the market price is over $10.30, price received is $10.30.

(i)    If the market price is below $5.00, price received is market price plus $2.00; if the market price is between $5.00 and $7.00, the price received is $7.00; if the market price is between $7.00 and $10.25, the price received is market price; if the market price is over $10.25, price received is $10.30.

At March 31, 2007, the net fair value deficiency reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $16.0 million ($1.9 million – December 31, 2006).

For the three months ended March 31, 2007, the total unrealized loss recognized in the consolidated statement of income and comprehensive income, was $14.1 million ($41.0 million – three months ended March 31, 2006), which represents the change in fair value of financial assets and liabilities classified as held for trading. The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

16.   Segment Information

Harvest operates in Canada and has two reportable operating segments for the period ending March 31, 2007, Petroleum and Natural Gas and Refining and Marketing. For the period ending March 31, 2006, Harvest’s only operating segment was the Petroleum and Natural Gas operations.

Petroleum and Natural Gas – Harvest’s petroleum and natural gas operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids.

Refining and Marketing – Harvest’s refining and marketing operations includes the purchase of crude oil, the refining of crude oil, the sale of the refined products including a network of retail operations, home heating business and the supply of refined products to commercial and wholesale customers.

	March 31, 2007

	Refining and	Petroleum and
	Marketing(1)	Natural Gas(1)	Total
Revenue	$784,045(2)	$291,116	$1,075,161(3)
Royalties	-	(49,649)	(49,649)
Realized net losses	-	(297)	(297)
Unrealized net losses	-	(14,121)	(14,121)
Less: expenses
Purchased products for resale and processing	632,296	-	632,296
Operating	49,661	72,296	121,957
Transportation and marketing	7,343	2,812	10,155
General and administrative	-	10,104	10,104
Depletion, depreciation, amortization and accretion	19,389	114,403	133,792
	$75,356	$27,434	$102,790

Interest and other financing charges on short term debt, net			(3,627)
Interest and other financing charges on long term debt			(40,449)
Foreign exchange gain/(loss)			11,260
Large corporate tax and other tax			(124)
Net income			$69,850

Total Assets(1)	$1,729,069	$4,071,277	$5,800,346

Capital Expenditures
Development and other activity	$4,883	$148,487	$153,370
Business acquisitions	-	30,264	30,264
Property acquisitions	-	3,111	3,111
Property dispositions	-	(2,422)	(2,422)
Total expenditures	$4,883	$179,440	$184,323

Property, plant and equipment
Cost	$1,306,618	$3,981,413	$5,288,031
Less: Accumulated depletion, depreciation, amortization and accretion	(31,942)	(816,497)	(848,439)
Net book value	$1,274,676	$3,164,916	$4,439,592

Goodwill, beginning of period	$209,930	$656,248	$866,178
Reduction to goodwill	(1,946)	-	(1,946)
Goodwill, end of period	$207,984	$656,248	$864,232

(1)     Accounting policies for segments are the same as those described in the Significant Accounting Policies

(2)     Of the total Refining and Marketing revenue for the three month period ended March 31, 2007, $733.6 million is from one customer. No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(3)     Of the total consolidated revenue for the three months ended March 31, 2007 $341.6 million is attributable to sales in Canada, while $733.6 million is attributable to sales in the United States.

(4)     There is no intersegment activity.

17.   Change in Non-Cash Working Capital

	Three months ended
	March 31, 2007	March 31, 2006

Changes in non-cash working capital items:
Accounts receivable	$(47,415)	$8,926
Prepaid expenses and deposits	(675)	(1,833)
Current portion of risk management contracts assets	9,933	11,918
Inventory	(10,449)	-
Current portion of future income tax asset	-	22,975
Accounts payable and accrued liabilities	(10,821)	9,992
Cash distribution payable	3,030	(2,209)
Current portion of risk management contracts liability	3,286	16,245
	$(53,111)	$66,014

Changes relating to operating activities	$(100,773)	$(6,617)
Changes relating to financing activities	6,202	(13,301)
Changes relating to investing activities	24,003	15,696
Add: Non-cash changes	17,457	70,236
	$(53,111)	$66,014

18.   Commitments, Contingencies and Guarantees

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations. Management of Harvest is not currently aware of any claims or actions that would materially affect Harvest’s reported financial position or results from operations. In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material effect on Harvest’s reported financial position or results from operations.

The following are the significant commitments at March 31, 2007:

(a)     North Atlantic has a Supply and Offtake Agreement with Vitol Refining S.A. This agreement provides that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol Refining S.A. and that for a minimum period of up to two years Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery. As such, at March 31, 2007, North Atlantic had commitments totaling approximately $798.5 million in respect of future crude oil feedstock purchases and related transportation from Vitol Refining S.A.

The following is a summary of Harvest’s contractual obligations and commitments as at March 31, 2007:

	Payments Due by Period
	2007	2008	2009	2010	2011	Thereafter	Total
Debt repayments (1)	-	-	65,000	1,298,222	288,650	-	1,651,872
Capital commitments(2)	11,285	2,880	-	-	-	-	14,165
Operating leases(3)	4,715	5,760	4,969	2,157	258	258	18,117
Pension contributions(4)	585	1,510	1,835	2,219	2,586	19,147	27,882
Transportation agreements(5)	1,498	1,452	893	226	30	-	4,099
Feedstock commitments(6)	791,720	6,777	-	-	-	-	798,497
Contractual obligations	809,803	18,379	72,697	1,302,824	291,524	19,405	2,514,632

(1)     Assumes that the outstanding convertible debentures either convert at the holders’ option for Units or are redeemed for Units at Harvest’s option.

(2)     Relating to drilling contracts, AFE commitments and equipment rental contracts.

(3)     Relating to building and automobile leases.

(4)     Relating to expected contributions for employee benefit plans [see Note 14].

(5)     Relating to oil and natural gas pipeline transportation agreements.

(6)     Relating to crude oil feedstock purchases and related transportation costs [see Note 18 (a) above].

19.   Subsequent Events

Subsequent to March 31, 2007, Harvest declared a distribution of $0.38 per unit for Unitholders of record on April 23, 2007, May 24, 2007 and June 22, 2007.

Between April 1, 2007 and May 1, 2007, an additional U.S. $274.6 million was committed to the purchase of feedstock inventory under the Supply and Offtake Agreement held with Vitol Refining S.A. [see table in Note 18].

20.   Comparatives

Certain comparative figures have been reclassified to conform to the current period’s presentation.